Check this Out! X50 Pre-Release- So Excited!

Julien Uhlig <ceo@zero-x.co>
Tue 1/24/2023 2:10 AM

[redacted]

Dear Friends of Zero-X!

As we finish our unit to be deployed to Paris, we are getting ready to release our X50 Unit. Our turn-key system converts up to 10 tonnes of Mixed Waste into Clean Power and Biochar anywhere in the world in just a few days of installation time.

This is a massive Technical Breakthrough, and we hope you are as excited as we are. 17 Years in the Making and over $150 Mil. In Development, and now finally getting ready for global markets!

Here is the Pre-Version of our Launch Presentation of the X50

Here is the Link to Our Investor Online Presentation

KEEP INVESTING-WE ARE NOT LIVE YET ON WEFUNDER!
Please support us- we have reached the $50k mark, but not all are paid in yet! This is an excellent opportunity to invest more in Zero-X. We need to close this round soon and go for a big raise! Thank you all for the amazing support!

Julien Uhlig, CEO
EX ZERO CARBON INC. (ZERO-X)
Phone and WA +49 178 2873624
www.zero-x.co



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